Exhibit 99.1

NOMAD FOODS LIMITED ANNOUNCES FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2016

FELTHAM, United Kingdom, May 25, 2016 /PRNewswire/ — Nomad Foods Limited (“Nomad” or the “Company”) (NYSE: NOMD), today issues the following trading update for the three month period ended March 31, 2016.

Reported Results

Nomad Foods is presenting as reported consolidated operating results and financial information for the three months ended March 31, 2016. Nomad Foods did not have any operations in the comparative period for the three months ended March 31, 2015.

Highlights for the three months ended March 31, 2016

•	Revenue for the three months ended March 31, 2016 was €547.1 million, resulting in a €42.2 million profit after tax, which includes exceptional items of €23.1 million.

•	For the three months ended March 31, 2015, revenue was €nil, resulting in a loss after tax of €144.4 million.

•	For the three months ended March 31, 2016, earnings per share were €0.23 compared to a loss per share of €2.89 in the three months to March 31, 2015.

As Adjusted and Pro Forma As Adjusted Results

Highlights for the three months ended March 31, 2016

Nomad Foods is presenting As Adjusted financial information for the three months ended March 31, 2016. As Adjusted financial information for the three months ended March 31, 2016 includes the reported results of Nomad Foods for such period, adjusted for exceptional items and non-cash foreign currency translation charges/gains.

For comparative purposes, Nomad Foods is presenting Pro Forma As Adjusted financial information for the three months ended March 31, 2015. Pro Forma As Adjusted financial information for the three months ended March 31, 2015 includes the reported results of Nomad Foods for such period, the reported results of Iglo Foods Holdings Limited and its subsidiaries (the “Iglo Group”) for the three months ended March 31, 2015 and the reported results of Findus Sverige AB and its subsidiaries (the “Findus Group”) for the three months ended March 31, 2015. The Pro Forma As Adjusted results have been normalised for the differential in trading days (excluding the additional day for the leap year in 2016) between year-on-year periods, transaction-related items, exceptional items, foreign currency translation charges/gains and taxation.

Please see the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the As Adjusted and Pro Forma As Adjusted financial information to the reported results of Nomad Foods.

Financial Information

€ in millions, except per share data	As Adjusted for the three months ended March 31, 2016	Pro Forma As Adjusted for the three months ended March 31, 2015	Difference	%
Revenue	547.1	570.8	(23.7)	(4.2%)
Gross profit	167.5	178.7	(11.2)	(6.3%)
Gross margin	30.6%	31.3%	(0.7%)	(2.2%)
EBITDA	99.6	105.6	(6.0)	(5.7%)
EBITDA margin	18.2%	18.5%	(0.3%)	(1.6%)
Profit for the period	52.8	58.2	(5.4)	(9.3%)
Basic and diluted earnings per share	€0.29	€0.32	(€0.03)	(9.4%)

•	Revenue for the three months ended March 31, 2016 decreased by €23.7 million, or 4.2%, to €547.1 million from Pro Forma As Adjusted revenue of €570.8 million for the three months ended March 31, 2015. Adjusting for currency impacts, the exit from Russia, an additional trading day in Q1 2016 due to the leap year and the business acquisition of La Cocinera in Spain, the like for like decline was 6.1% - a 0.9% improvement on the rate of decline in the fourth quarter. As has been the case in the past few quarters, the decline in sales was driven by Nomad’s three largest markets, namely the UK, Italy & Germany, although each of these markets again showed reduced rates of decline year-on-year compared to the prior quarter.

•	As Adjusted Gross profit for the three months ended March 31, 2016 declined by €11.2 million, or 6.3%, to €167.5 million from Pro Forma As Adjusted Gross profit of €178.7 million for the three months ended March 31, 2015. The decrease is primarily driven by lower sales volumes.

•	As adjusted Gross margin for the three months ended March 31, 2016 declined by 0.7% to 30.6% from the Pro Forma As Adjusted Gross margin of 31.3% for the three months ended March 31, 2015. This was driven by a slightly adverse product mix and the dilutive effect of the La Cocinera acquisition.

•	As Adjusted EBITDA for the three months ended March 31, 2016 decreased €6.0 million, or 5.7%, to €99.6 million from Pro Forma As Adjusted EBITDA of €105.6 million for the three months ended March 31, 2015. This was due to the reduction in gross profit discussed above, which has been partly offset by lower advertising and promotion expenditure as the Company re-phased advertising spend to align with the anticipated launch of the new advertising and lower indirect costs year-on-year due to synergy realization and benefits from Nomad’s lean reorganization programme. EBITDA as a percent of As Adjusted revenue for the three months ended March 31, 2016 fell 0.3% year-on-year to 18.2%.

•	As Adjusted profit for the three months ended March 31, 2016 decreased €5.4 million, or 9.3%, to €52.8 million from Pro Forma As Adjusted profit of €58.2 million for the three months ended March 31, 2015.

•	As Adjusted basic and diluted EPS is €0.29 for the three months ended March 31, 2016 as compared to Pro Forma As Adjusted basic and diluted EPS of €0.32 for the three months ended March 31, 2015, a decrease of 3 Euro cents year on year, or 9.4%, due to the decrease in As Adjusted profit discussed above.

Management Comments

Stefan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We managed to successfully slow the rate of sales decline for the second successive quarter amidst challenging market conditions, whilst maintaining margins and cash generation consistent with our internal outlook. As we continue to implement our strategy and our actions reach the market place in the second quarter and through the balance of the year, we expect progressive quarterly improvement to the top line trend. We remain highly confident of delivering our forecast synergies from combining the Findus and Iglo businesses, and I am pleased with our progress to date on both integration and footprint consolidation. Optimizing our factory footprint is a critical part of achieving our objective of being a lean manufacturer and the consultation process regarding our Bjuv plant remains on track. We are committed to long-term value creation and I am encouraged with our teams’ hard work and progress.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We continue to believe that Stefan and the whole Nomad team have identified the correct strategy and are making the right decisions. We are encouraged by a number of early wins and pleased with our progress to date. While our immediate priority remains stabilizing our top line, we continue to build and improve upon our strong foundation to support long-term value creation.”

Conference Call

A conference call with members of the executive management team will be held to discuss the results with additional comments and details.

The conference call is scheduled to begin at 8:30 AM Eastern Daylight Time on Wednesday, May 25, 2016. To participate on the live call listeners in North America may dial 800-306-6784 and international listeners may dial 913-312-0940.

Additionally, the call is being webcast and can be accessed at Nomad’s website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing 877-870-5176 and by international listeners by dialing 858-384-5517; the replay pin number is 5913941.

As Adjusted and Pro Forma As Adjusted Financial Information

As Adjusted financial information presented in this press release is based on the historical financial statements of Nomad Foods. Pro Forma As Adjusted financial information presented in this press release is based on the historical financial statements of Nomad Foods, as well as the historical financial statements of the Iglo Group and the Findus Group and has been prepared to reflect the acquisition of both the Iglo Group and the Findus Group and the changes in the financing structure associated with the acquisition of both Groups. As Adjusted and Pro Forma As Adjusted financial information should be read in conjunction with the audited financial statements of Nomad Foods included in this press release.

The As Adjusted and Pro Forma adjustments presented herein are based upon certain assumptions that Nomad Foods believes to be reasonable. As Adjusted and Pro Forma As Adjusted financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition of the Iglo Group or the Findus Group occurred on an earlier date, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined group will experience. As Adjusted and Pro Forma As Adjusted financial information is not compliant with SEC rules and does not reflect the cost of any integration or benefits from the acquisition of the Iglo Group and Findus Group that may be derived in the future.

Non-IFRS Financial Measures

Nomad Foods also utilizes certain additional key performance indicators described below. Nomad Foods believe these indicators provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of EBITDA, As Adjusted EBITDA, Pro Forma As Adjusted EBITDA and As Adjusted operating cash flow before tax may be different from the calculations used by other companies and comparability may therefore be limited. EBITDA, As Adjusted EBITDA, Pro Forma As Adjusted EBITDA and As Adjusted operating cash flow before tax are non-IFRS measures and you should not consider them an alternative or substitute for Profit and Loss after tax as a measure of operating performance.

EBITDA is Profit/Loss before tax for the period before net financing costs, depreciation and amortization. As Adjusted EBITDA is EBITDA adjusted to remove the impact of exceptional items, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other similar items. Pro Forma As Adjusted EBITDA is As Adjusted EBITDA further adjusted to add the results of the Iglo Group and Findus Group to the reported results of Nomad Foods for periods when the Iglo Group and the Findus Group, respectively, were not owned by Nomad Foods. As Adjusted Operating cash flow before tax is As Adjusted EBITDA adjusted for share based payment charges, working capital movement, movements in employee benefits and provisions and capital expenditures.

We believe EBITDA, As Adjusted EBITDA, Pro Forma As Adjusted EBITDA and As Adjusted operating cash flow before tax are useful indicators and can assist securities analysts, investors and other parties to perform their own evaluations. Accordingly, the information has been disclosed to permit a more complete and comprehensive analysis of our operating performance. EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the individual needs and circumstances of these companies. You should exercise caution in comparing EBITDA, As Adjusted EBITDA, Pro Forma As Adjusted EBITDA and As Adjusted operating cash flow before tax with similarly titled measures of other companies. EBITDA, As Adjusted EBITDA, Pro Forma As Adjusted EBITDA and As Adjusted operating cash flow before tax are not measures of liquidity or performance calculated in accordance with IFRS and should be viewed as a supplement to, not a substitute for, our results of operations presented in accordance with IFRS.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Nomad Foods As Reported

Statements of Profit or Loss (unaudited)

Three months ended March 31, 2016 and March 31, 2015

	Three months ended March 31, 2016 € millions	Three months ended March 31, 2015 € millions
Revenue	547.1	—
Cost of sales	(379.6)	—

Gross profit	167.5	—
Other operating expenses	(80.0)	(0.2)
Charge related to Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	—	(143.6)
Exceptional items	(23.1)	(0.6)

Operating profit/(loss)	64.4	(144.4)
Finance income	15.6	—
Finance costs	(21.3)	—

Net financing costs	(5.7)	—

Profit/(loss) before tax	58.7	(144.4)
Taxation	(16.5)	—

Profit/(loss) for the period attributable to Parent Company	42.2	(144.4)

Basic earnings/(loss) per share
Profit/(loss) for the period in € millions	42.2	(144.4)
Weighted average shares outstanding	183,122,903	50,025,000
Basic earnings/(loss) per share in €	0.23	(2.89)

Nomad Foods As Reported

Statement of Financial Position

As at March 31, 2016 (unaudited) and December 31, 2015 (audited)

	As at March 31, 2016 € millions	As at December 31, 2015 € millions
Non-current assets
Goodwill	1,688.3	1,676.8
Intangibles	1,728.6	1,729.6
Property, plant and equipment	308.7	318.2
Deferred tax assets	59.5	60.6

Total non-current assets	3,785.1	3,785.2

Current assets
Cash and cash equivalents	667.9	618.7
Inventories	284.6	319.6
Trade and other receivables	136.5	118.7
Indemnification assets	66.3	77.8
Capitalized borrowing costs	4.9	5.0
Derivative financial instruments	3.3	4.7

Total current assets	1,163.5	1,144.5

Total assets	4,948.6	4,929.7

Current liabilities
Bank overdrafts	433.0	432.6
Derivative financial instruments	5.2	1.4
Current tax payable	120.1	97.7
Trade and other payables	400.9	422.3
Provisions	83.8	86.7

Total current liabilities	1,043.0	1,040.7

Non-current liabilities
Loans and borrowings	1,469.1	1,491.1
Employee benefits	191.3	168.9
Trade and other payables	1.6	1.6
Deferred tax liabilities	333.3	339.3

Total non-current liabilities	1,995.3	2,000.9

Total liabilities	3,038.3	3,041.6

Net assets	1,910.3	1,888.1

Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,800.5	1,762.4
Share based compensation reserve	0.3	0.1
Founder Preferred Share Dividend reserve	493.4	531.5
Translation reserve	81.3	84.5
Cash flow hedging reserve	(0.8)	1.1
Accumulated deficit	(464.4)	(491.5)

Total equity	1,910.3	1,888.1

Nomad Foods As Reported

Statement of Cash Flows (unaudited)

For the three months ended March 31, 2016 and the three months ended March 31, 2015

	For the three months ended March 31, 2016 € millions	For the three months ended March 31, 2015 € millions
Cash flows from operating activities
Profit/(loss) for the period	42.2	(144.4)
Reconciliation of profit/(loss) to net cash provided by operating activities:
Exceptional items	23.1	0.6
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount	—	143.6
Share based payment expense	0.2	—
Depreciation and amortization	12.1	—
Finance costs	21.3	—
Finance income	(15.6)	—
Taxation	16.5	—

Operating cash flow before changes in working capital, provisions and exceptional items	99.8	(0.2)
Decrease in inventories	31.5	—
Increase in trade and other receivables	(20.4)	—
Decrease in trade and other payables	(18.1)	—
Decrease in employee benefits and other provisions	(1.3)	—

Cash generated from/(used in) operations before tax and exceptional items	91.5	(0.2)
Cash flows relating to exceptional items	(16.5)	—
Tax paid	(1.1)	—

Net cash from/(used in) operating activities	73.9	(0.2)

Cash flows from investing activities
Purchase of property, plant and equipment	(5.7)	—
Purchase of intangibles	(0.1)	—
Purchase of portfolio investments	—	(320.6)

Net cash used in investing activities	(5.8)	(320.6)

Cash flows from financing activities
Interest paid	(19.0)	—
Interest received	2.4	—

Net cash used in financing activities	(16.6)	—

Net increase/(decrease) in cash and cash equivalents	51.5	(320.8)

Cash and cash equivalents at beginning of period	186.1	402.2
Effect of exchange rate fluctuations	(2.7)	45.4

Cash and cash equivalents at end of period	234.9	126.8

Cash and cash equivalents comprise cash at bank of €667.9m less bank overdrafts of €433.0m (March 31, 2015: cash at bank of €126.8m, bank overdrafts €nil).

Nomad Foods

As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles As Adjusted financial information for the three months ended March 31, 2016 to the reported results of Nomad Foods for such period.

As Adjusted Profit and Loss (unaudited)

Three Months Ended March 31, 2016

€ in millions, except per share data	As reported for the three months ended March 31, 2016	Adjustments		As Adjusted for the three months ended March 31, 2016

Revenue	547.1	—		547.1
Cost of sales	(379.6)	—		(379.6)

Gross profit	167.5	—		167.5
Other operating expenses	(80.0)	—		(80.0)
Exceptional items	(23.1)	23.1	(a)	—

Operating profit	64.4	23.1		87.5
Finance income	15.6	(13.2)		2.4
Finance costs	(21.3)	—		(21.3)

Net financing costs	(5.7)	(13.2	) (b)	(18.9)

Profit before tax	58.7	9.9		68.6
Taxation	(16.5)	0.7	(c)	(15.8)

Profit for the period	42.2	10.6		52.8

Weighted average shares outstanding(d)	183,122,903			183,122,903
Earnings per share	0.23			0.29

a)	Adjustment to add back exceptional items which management believe do not have a continuing impact. See table ‘EBITDA and As Adjusted EBITDA (unaudited) three months ended March 31, 2016’ on page 8 for a detailed list of exceptional items.
b)	The Company’s adjustment to eliminate (€13.2) million of non-cash foreign exchange translation gains.
c)	The Company’s adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
d)	Weighted average shares outstanding includes shares issued as a dividend against Founder Preferred Shares in January 2016.

Nomad Foods

As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and As Adjusted EBITDA for the three months ended March 31, 2016 to the reported results of Nomad Foods for such period:

EBITDA and As Adjusted EBITDA (unaudited)

Three Months Ended March 31, 2016

€ in millions	As reported for the three months ended March 31, 2016
Profit before tax	58.7
Net financing costs	5.7
Depreciation	10.5
Amortization	1.6

EBITDA	76.5

Exceptional items:
Transactions related costs	1.0	(a)
Costs related to management incentive plans	1.2	(b)
Investigation of strategic opportunities	3.8	(c)
Cisterna fire costs	0.3	(d)
Integration costs	4.2	(e)
Remeasurement of indemnification assets	12.6	(f)

As Adjusted EBITDA (g)	99.6

Share based payment charge	0.2
Working capital movement	(7.0)
Decrease in employee benefits and other provisions	(1.3)
Capital expenditure	(5.8)

As Adjusted operating cash flow before tax	85.7

a)	Costs incurred in relation to completed acquisitions.
b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
c)	Costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
d)	Incremental costs incurred as a result of an August 2014 fire in the Iglo Group’s Italian production facility.
e)	Costs recognized by Nomad Foods relating to the integration of the Findus Group.
f)	Remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at March 31, 2016.
g)	As Adjusted EBITDA margin 18.2% for the three months ended March 31, 2016.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the three months ended March 31, 2015 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Profit and Loss (unaudited)

Three Months Ended March 31, 2015

€ in millions, except per share data	As reported for the three months ended March 31, 2015	Add Iglo Group unaudited results for the three months ended March 31, 2015	Add Findus Group unaudited results for the three months ended March 31, 2015	Combined	Adjustments		Combined Pro Forma As Adjusted for the three months ended March 31, 2015
Revenue	—	397.5	159.7	557.2	13.6	(a)	570.8
Cost of sales	—	(258.5)	(124.2)	(382.7)	(9.4)	(b)	(392.1)

Gross profit	—	139.0	35.5	174.5	4.2		178.7
Other operating expenses	(0.2)	(62.8)	(23.0)	(86.0)	1.6	(c)	(84.4)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	(143.6)	—	—	(143.6)	143.6	(d)	—
Exceptional items	(0.6)	(20.6)	(2.1)	(23.3)	23.3	(e)	—

Operating (loss)/profit	(144.4)	55.6	10.4	(78.4)	172.7		94.3
Finance income	—	0.4	2.1	2.5	(0.9)		1.6
Finance costs	—	(69.7)	(9.5)	(79.2)	58.8		(20.4)

Net financing costs	—	(69.3)	(7.4)	(76.7)	57.9	(f)	(18.8)

(Loss)/profit before tax	(144.4)	(13.7)	3.0	(155.1)	230.6		75.5
Taxation	—	7.5	(0.9)	6.6	(23.9)	(g)	(17.3)

(Loss)/profit for the period	(144.4)	(6.2)	2.1	(148.5)	206.7		58.2

Weighted average shares outstanding(h)	50,025,000						179,287,439
(Loss)/earnings per share	(2.89)						0.32

(a)	Adjustments to (i) increase revenue by €14.7 million for the differential in trading days between year-on-year periods, (ii) eliminate (€0.5) million of intercompany trade between the Findus Group and Iglo Group for the three months ended March 31, 2015 and (iii) a Nomad Foods accounting policy alignment to reclassify (€0.6) million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(b)	Adjustments to (i) increase cost of sales by (€9.3) million for the differential in trading days between year-on-year periods, (ii) increase depreciation expense by (€0.6) million net to reflect purchase price accounting (PPA) adjustments to the fair value of property, plant and equipment and (iii) eliminate €0.5 million of intercompany trade between the Findus Group and Iglo Group for the three months ended March 31, 2015.
(c)	Adjustments to (i) reflect (€0.6) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA (there was no increase in the value of definite life intangible assets as part of the Iglo Group PPA); (ii) reflect a reduction of €0.3 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a €1.4 million Findus prior ownership corporate charge; and, (iv) adjustment to Findus results for Nomad Foods accounting policy alignments to reclassify €0.6 million of advertising and promotion expenses to revenue and increasing expense by (€0.1) million, net, relating to the capitalization of new product development costs and related amortization.
(d)	Adjustment to add back a Nomad Foods €143.6 million non-cash charge relating to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(e)	Adjustment to add back exceptional items, which management believe do not have a continuing impact. See table ‘EBITDA and Pro Forma As Adjusted EBITDA (unaudited) three months ended March 31, 2015’ on page 10 for a detailed list of exceptional items.
(f)	The Company’s adjustment of €41.5 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and eliminate €16.4 million of non-cash foreign exchange translation charges.
(g)	The Company’s adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(h)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and Pro Forma As Adjusted EBITDA for the three months ended March 31, 2015 to the reported results of Nomad Foods for such period:

EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Three Months Ended March 31, 2015

€ in millions	As reported for the three months ended March 31, 2015	Add Iglo Group unaudited as reported for the three months ended March 31, 2015	Add Findus Group unaudited results for the three months ended March 31, 2015		Combined Pro Forma As Adjusted for the three months ended March 31, 2015
(Loss)/profit before tax	(144.4)	(13.7)	3.0		(155.1)
Net financing costs	—	69.3	7.4		76.7
Depreciation	—	6.3	3.4		9.7
Amortization	—	0.7	0.4		1.1

EBITDA	(144.4)	62.6	14.2		(67.6)

Exceptional items:
Transactions related costs	0.6	—	—	(a)	0.6
Costs related to management incentive plans	—	20.1	—	(b)	20.1
Investigation of strategic opportunities	—	(0.2)	—	(c)	(0.2)
Cisterna fire net costs	—	0.7	—	(d)	0.7
Restructuring costs	—	—	1.2	(e)	1.2
Other costs	—	—	0.9	(f)	0.9

Other Adjustments:
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption (g)					143.6
Iglo & Findus Group (h)					6.3

Pro Forma As Adjusted EBITDA (i)					105.6

(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Strategic review costs incurred at Iglo Group under prior ownership considered non-recurring.
(d)	Incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. This is shown net of insurance income received from insurance claims.
(e)	Restructuring costs incurred by the Findus Group in relation to various countries.
(f)	Other costs recognized by the Findus Group, mainly relating to an emissions permit penalty.
(g)	Adjustment to eliminate a €143.6 million non-cash charge related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(h)	Adjustments (i) increase EBITDA by €5.4 million for the differential in trading days between year on year periods, (ii) to reflect accounting policy alignments between Findus Group and Nomad policies; specifically expensing (€0.5) million of capitalized new product development costs and internal labor costs and (iii) eliminating a €1.4 million prior ownership corporate charge.
(i)	Pro Forma As Adjusted EBITDA margin 18.5% for the three months ended March 31, 2015.

Forward-Looking Statements

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the reduction in the Iglo Group’s debt levels; (v) the future operating and financial performance of the Company; and (vi) the success of the unified Findus brand. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic opportunities; (iv) the successful completion of strategic acquisitions; (v) the limited liquidity and trading of the Company’s securities; (vi) changes in applicable laws or regulations; and (vii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company or the Iglo Group. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, neither the Company nor the Iglo Group undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Contact Details

Media Contact:

Liz Cohen

Weber Shandwick

+1-212-445-8044

liz.cohen@webershandwick.com

Investor Contact:

John Mills

Partner, ICR

+1-646-277-1254

John.Mills@ICRINC.com

SOURCE Nomad Foods Limited

RELATED LINKS

http://www.nomadfoods.com